UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AutoWeb, Inc.

(Name of Subject Company (Issuer))

Unity AC 2, Inc.

(Offeror)

A Wholly-Owned Subsidiary of

Unity AC 1, LLC

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

05335B100
(CUSIP Number of Class of Securities)

One Planet Group, LLC
1820 Bonanza Street
Walnut Creek, CA 94596
Attention: Vice President, Legal and Compliance
Phone: 925.983.2800

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Bruce F. Perce, Esq.
Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

Phone: (312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a
Form of Registration No.:	n/a

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Unity AC 2, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Unity AC 1, LLC, a Delaware limited liability company (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share, of AutoWeb, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 24, 2022, by and among the Company, Purchaser and Parent.

Exhibits

99.1	Joint press release issued by the Company and One Planet Group, LLC on July 25, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 25, 2022)

Additional Information and Where to Find It:

The tender offer described above has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent and Purchaser intend to file with the Securities and Exchange Commission (“SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Purchaser and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Free copies of these materials and other tender offer documents will also be made available by the information agent for the tender offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE OFFER TO PURCHASE AND THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY, AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.